
December 17, 2013

<u>Via E-mail</u>
William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Bio-Solutions Corp.
1250 NE Loop 410, Suite 200
San Antonio, TX 78209

> **Re:** **Bio-Solution Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **Response dated Decembe4 4, 2013**
> **File No. 333-147917**

Dear Mr. Gallagher:

We have reviewed your response dated December 4, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

<u>Item 8. Financial Statements, page F-1</u>

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1. We reviewed the updated auditor report provided in response to comment 1 in our letter dated November 20, 2013. Please provide a revised report to refer to the statements of operations and comprehensive loss, or statements of comprehensive loss, rather than to the statements of operations and accumulated other comprehensive loss in the introductory and opinion paragraphs. Please also revise the heading of the statements on page F-4 for consistency. Refer to ASC 220-10-45-1A and the illustrative examples in ASC 220-10-55-7.

Note 6 – Convertible Notes Payable, page F-15

2. We reviewed your response to comment 4 in our letter dated November 20, 2013 and note your conclusion that you incorrectly accounted for the beneficial conversion features present in convertible debt instruments with fixed conversion prices. We also note that you considered SAB 108 and concluded that although the accounting errors are quantitatively material you propose to correct the accounting errors in the fourth quarter of 2013 because you believe that the qualitative impact on your financial statements is low. Please:

    *   confirm to us that the intrinsic values of the beneficial conversion features were calculated at the commitment dates as the difference between the conversion prices of the notes and the fair value of your common stock in accordance with ASC 470-20-30-6 and that the intrinsic values of the beneficial conversion features recognized as discounts were limited to the amount of proceeds allocated to the convertible debt instruments in accordance with ASC 470-20-30-8;

    *   provide us your underlying analysis of each convertible note included in the schedule of the BCF adjustment which reflects the calculation of the beneficial conversion feature, the debt discount and amortization of the debt discount for each quarter, and tell us why there is no BCF interest expense for the fourth quarter of 2012; and

    *   tell us (i) the qualitative factors you considered and why you believe the qualitative factors cause a misstatement of a quantitatively material amount to be immaterial, and (ii) your consideration of ASC 250-10-S99-2 in recommending to correct the accounting errors in the fourth quarter of 2013.

Note 10 – Intellectual Property, page F-17

3. Your response to comment 5 in our letter dated November 20, 2013 sets forth a summary of the guidance in ASC 805 regarding the definition of a business, acquisition of assets rather than a business, reverse acquisitions and Rule 11-01 of Regulation S-X. As indicated in your response and in the guidance, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Also, determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant, and it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. In addition, a development stage company that has not begun producing outputs may be a business. To help us better understand your conclusion please address the following:

- The extent to which you considered the intellectual property acquired to represent an input and the skills and experience of Mr. Gallagher to provide the necessary processes that are capable of being applied to inputs to create outputs as defined in ASC 805-10-55-4 through 55-6;

- The extent, in detail, to which you considered each factor in ASC 805-10-55-7 as to whether the acquisition is more appropriately determined to be an acquisition of a business; and

- How you evaluated the contingent payment arrangement and your basis in GAAP for treating contingent payments as additional consideration as opposed to compensation to Mr. Gallagher in light of the guidance in ASC 805-10-55-25. In doing so, please specifically address the indicators set forth in ASC 805-10-55-25.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Rick Basse, Controller